4th Quarter 2023 Financial Results & Corporate Update March 20, 2024 Exhibit 99.1

This Slide Presentation Includes Forward-Looking Statements 2 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech's expected revenues and net profit related to sales of BioNTech's COVID-19 vaccine, referred to as COMIRNATY® where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech's collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech's partners; the rate and degree of market acceptance of BioNTech's COVID-19 vaccine and, if approved, BioNTech's investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment, seasonality and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech's research and development programs, including those relating to additional formulations of BioNTech's COVID-19 vaccine, and BioNTech's current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work and the availability of results; our expectations with respect to our intellectual property; the impact of the Company’s collaboration and licensing agreements; the development of sustainable vaccine production and supply solutions and the nature and feasibility of these solutions; and BioNTech's estimates of commercial and other revenues, cost of sales, research and development expenses, sales and marketing expenses, general and administrative expenses, capital expenditures, income taxes, net profit, cash, cash equivalents and security investments, shares outstanding and cash outflows and share consideration. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: BioNTech's pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors after BioNTech's initial sales to national governments; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to BioNTech's other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech's ability to obtain and maintain regulatory approval for BioNTech's product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech's and its counterparties’ ability to manage and source necessary energy resources; BioNTech's ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech's third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of the COVID-19 pandemic on BioNTech's development programs, supply chain, collaborators and financial performance; unforeseen safety issues and claims for potential personal injury or death arising from the use of BioNTech's COVID-19 vaccine and other products and product candidates developed or manufactured by BioNTech; BioNTech's and its collaborators’ ability to commercialize and market BioNTech's COVID-19 vaccine and, if approved, its product candidates; BioNTech's ability to manage its development and expansion; regulatory developments in the United States and other countries; BioNTech's ability to effectively scale BioNTech's production capabilities and manufacture BioNTech's products, including BioNTech's target COVID-19 vaccine production levels, and BioNTech's product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 20-F for the period ended December 31, 2023 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

Financial Results Jens Holstein, Chief Financial Officer3 Strategic Outlook Ryan Richardson, Chief Strategy Officer4 Pipeline Update Özlem Türeci, Co-founder & Chief Medical Officer2 4th Quarter and FY 2023 Highlights Ugur Sahin, Co-founder & Chief Executive Officer1

1 4th Quarter and FY 2023 Highlights Ugur Sahin, Founder & Chief Executive Officer

Our Vision: Harnessing the Power of the Immune System to Fight Human Disease 5 AI = artificial intelligence. Innovative precision medicine pipeline targeting multiple product approvals in oncology in the coming years Multi-product immunotherapy pioneer addressing medical need worldwide Sustainable respiratory vaccine business Powered by breakthrough science, disruptive technologies & AI BioNTech’s key objectives for the next phase Elevating success beyond our historical achievement

Developing an Innovative Pipeline Focused on Oncology and Infectious Disease

Our pipeline

Oncology

22 clinical stage programs

Infectious Disease

7 clinical stage programs

Clinical and scientific execution in 2023

Oncology

7 clinical trials started across platforms

Ph3: BNT323/DB-1303[1] I BNT316/ONC-392[2]

Ph2: BNT116[3] I autogene cevumeran/BNT122[4]

Ph1/2: BNT324/DB-1311[1] I BNT314/GEN1059[5]

6 clinical assets in-licensed

Antibody-drug conjugates:
BNT323/DB-1303[1]
BNT324/DB-1311[1]
BNT325/DB-1305[1]
BNT326/YL202[6]

Antibodies:
BNT316/ONC-392[2]
PM8002[7]

Ongoing mid- to late- stage trials:

NSCLC	BNT316/ONC-392[2] I BNT311/GEN1046[5] I BNT116[3]
Endometrial cancer	BNT323/DB-1303[1]
Breast cancer	BNT323/DB-1303[1]
PDAC	autogene cevumeran/BNT122[4]
CRC	autogene cevumeran/BNT122[4]
HPV+ HNSCC	BNT113
Melanoma	autogene cevumeran/BNT122[4] I BNT111

Infectious Disease

3 first-in-human trials started: Shingles[8] | Tuberculosis[9] | Mpox[10]

Rigorous pipeline prioritization guided by clinical data and unmet medical need

1. Partnered with DualityBio; 2. Partnered with OncoC4; 3. Partnered with Regeneron; 4. Partnered with Genentech, member of Roche Group; 5. Partnered with Genmab; 6. Partnered with MediLink Therapeutics; 7. Partnered with Biotheus; 8. Partnered with Pfizer; 9. In collaboration with Bill & Melinda Gates Foundation; 10. Partnered with the Coalition for Epidemic Preparedness Innovations (CEPI).
NSCLC = non-small cell lung cancer; PDAC = pancreatic ductal adenocarcinoma; CRC = colorectal cancer; HPV = human papilloma virus; HNSCC = head and neck squamous cell carcinoma; Mpox = monkey pox.

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BIONTECH

Accelerating Development of our ADC and IO Programs Across Indications

Patient recruitment metrics in 2022 & 2023

>2,000 patients recruited for ADC & IO programs

Patients	Program	Target	Indications
>650	BNT316/ ONC-392[1] (gotistobart)	Anti-CTLA4	15 indications
>600	BNT327/ PM8002[2]	Anti-PD-L1xVEGF	11 indications
>350	BNT323/ DB-1303[3]	HER2 ADC	4 indications
>150	BNT325/ DB-1305[3]	TROP2 ADC	5 indications
>100	BNT326/ YL202[4]	HER3 ADC	13 indications
>50	BNT324/ DB-1311[3]	B7H3 ADC	7 indications

Goal for 2024

Aim to recruit patients with multiple indications in 2024

- Lung Cancer (NSCLC, SCLC)
- Breast Cancer (HR+ BC, TNBC)
- Gynecological cancers (Endometrial, Plat-resistant OC, Cervical Cancer)
- Gastrointestinal cancers (CRC, Gastric, PDAC, Esophageal, HCC)
- Genitourinary cancers (mCRPC, RCC)
- Melanoma
- HNSCC

Data publications from these trials across multiple indications are planned for 2024

1. Partnered with OncoC4; 2. Partnered with Biotheus; 3. Partnered with DualityBio; 4: Partnered with Medilink CTLA4 = cytotoxic T-lymphocyte-associated protein 4; PD-L1 =programmed cell death protein ligand 1; ADC = antibody-drug conjugates; IO = immuno oncology; HER2/3 = human epidermal growth factor receptor 2/3; TROP2 = trophoblast cell-surface antigen; (N)SCLC = (non-)small cell lung cancer; (TN)BC = (triple-negative) breast cancer; OC = ovarian cancer; CRC = colorectal cancer; PDAC = pancreatic ductal adenocarcinoma; HCC = hepatocellular cancer; mCRPC = metastaci castration-resistant prostate cancer; RCC = renal cell cancer; HNSCC = head and neck squamous cell carcinoma

BIONTECH

Corporate Execution in 2023 and Post-Period

Continued progress towards building a multi-product, AI-powered, patient-centric company embedded in the biotech ecosystem

Acquired InstaDeep

Integrating capabilities in super-computing, AI research and generative AI into various processes

InstaDeep™

In-licensed 6 new clinical stage candidates

Adding new ADCs and next-generation IO antibodies

BIOTHEUS 普米斯生物技术

DualityBio 映恩生物

MediLink Therapeutics

OncoC4

Strategic alliance with Autolus

Advancing CAR-T programs towards potential commercialization

Autolus

Strong cash position ~€ 17.7 bn total cash plus security investments[1]

1. Consists of €11,663.7 million cash and cash equivalents and €5,989.7 million security investments as of December 31, 2023
AI = artificial intelligence; ADC = antibody drug conjugate; IO = immune oncology; CAR = chimeric antigen receptor

8 BIONTECH

Aiming for Meaningful Impact with BNT211 in Patients with CLDN6+ Tumors Data cut-off: 10 Sep 2023. Waterfall plot showing best percent change from baseline in sum of target lesion diameters for patients treated with CLDN6 CAR-T (N = 38). One patient died prior to first assessment (NR = not reached) and BOR was defined as PD. * Patients had non-measurable disease per RECIST 1.1 and BOR was assessed by tumor marker response. ** Patient achieved complete response after surgical removal of tumors. Response data was pending for 6 patients at the data cutoff. Dotted lines show standard response evaluation criteria used to determine objective tumor response for target lesions per RECIST 1.1 (CR = –100%, PR = 30 to –100%, SD = –30 to 20%, and PD = 20% or higher). Graph contains additional data from 5 patients entered manually into the database following the data cut-off date that was not available in formal outputs. BOR = best overall response; CR = complete response; DCR = disease control rate; DL = dose level; EOC = epithelial ovarian cancer; GCT = germ cell tumor; PD = progressive disease; ORR = objective response rate; PR = partial response; SD = stable disease; NSCLC = non-small cell lung cancer. C h a n g e i n t a rg e t s u m [ % ] 60 30 0 -30 -60 -90 GCT EOC Others NR * * DL 1 1 2 0 3 2 2 1 1 3 2 2 1 1 0 2 3 3 2 2 2 2 3 2 2 2 3 2 2 2 1 2 2 2 3 2 2 2 BOR PD PD PD PD PD SD SD PD PD PR PR SD PD PD SD SD SD SD SD SD PR PR SD PR SD PR PD SD PR PR PR PR PR PR PR PR PR CR ** Best response and change in target sum (all DLs ± CLDN6 CARVac ) Antitumor activity seen in multiple CLDN6+ tumor types Haanen J. et al. Presented at ESMO 2023. Abstract #LBA35. 9 Addressable patient population Tumor type Total addressable patient population per year in G7 Germ cell tumors ~1,000 Ovarian cancer ~10,000 NSCLC ~6,000

Towards a Potentially Curative Approach to Cancer: Differentiated Combinations


Immunomodulators
Novel checkpoint inhibitors, cytokines, immune agonists
Synergy
Synergy
Space for potentially curative approaches
Targeted therapy
ADCs, CAR-T, TCR-T, small molecules
Synergy
mRNA vaccines

Immunomodulators

- Our modality agnostic armamentarium aims to focus on the most relevant and crucial IO pathways
- Targeting different but complementary players in the complex cancer immunity cycle may promote a thorough and durable anti-tumoral effect

Targeted therapy

- Potent and precise therapies could rapidly reduce tumor burden
- Designed to have clinical efficacy across the entire disease continuum including late lines

mRNA cancer vaccines

- Could eliminate polyclonal residual disease with individualized vaccines for potential long-term impact
- Polyspecific activity by targeting multiple antigens at once

CAR = chimeric antigen receptor; ADC = antibody-drug conjugate; IO = immune oncology; TCR-T = T-cell receptor engineered T cell.

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BIONTECH

Pipeline Update Özlem Türeci, Co-Founder & Chief Medical Officer

Our Multi-Platform Immuno-Oncology Pipeline Today

Phase 1

- BNT116 – Adv. NSCLC
- Autogene cevumeran/BNT122[1] – Multiple solid tumors
- BNT152 + BNT153 (IL-7, IL-2) – Multiple solid tumors
- BNT221 – Refractory metastatic melanoma
- BNT321 (sLea) – Metastatic PDAC
- BNT322/GEN1056[4] – Multiple solid tumors
- BNT326/YL202[6] (HER3) – Multiple solid tumors – NEW

Phase 1/2

- BNT142 (CD3xCLDN6) – Multiple CLDN6-pos. adv. solid tumors
- BNT151 (IL-2 variant) – Multiple solid tumors
- BNT211 (CLDN6) – Multiple solid tumors
- BNT311/GEN1046[3] (acasunlimab) – Multiple solid tumors
- BNT312/GEN1042[3]* (CD40x4-1BB) – Multiple solid tumors
- BNT313/GEN1053[3] (CD27) – Multiple solid tumors
- BNT314//GEN1059[3] (EpCAMx4-1BB) – Multiple solid tumors – NEW
- BNT316/ONC-392 (gotistobart)[4] (CTLA-4) – mCRPC, + radiotherapy – NEW
- BNT316/ONC-392 (gotistobart)[4] (CTLA-4) – Multiple solid tumors
- BNT323/DB-1303[5] (HER2) – Multiple solid tumors
- BNT324/DB-1311[5] (B7H3) – Multiple solid tumors – NEW
- BNT325/DB-1305[5] (TROP2) – Multiple solid tumors
- BNT411 (TLR7) – Multiple solid tumors

Phase 2

- BNT111[2] – aPD(L)1-R/R melanoma, + cemiplimab
- BNT113 – 1L rel./met. HPV16+ PDL-1+ head and neck cancer, + pembrolizumab
- BNT116[2] – 1L adv. PD-L1 ≥ 50% NSCLC, + cemiplimab – NEW
- Autogene cevumeran/BNT122[1] – 1L adv. melanoma, + pembrolizumab
- Autogene cevumeran/BNT122[1] – Adj. ctDNA+ stage II or III CRC
- Autogene cevumeran/BNT122[1] – Adj. PDAC, + atezolizumab + mFOLFIRINOX – NEW
- BNT311/GEN1046[3] (PD-L1x4-1BB) – R/R met. NSCLC, +/- pembrolizumab
- BNT316/ONC-392 (gotistobart)[4] (CTLA-4) – Plat.-R. ovarian cancer, + pembrolizumab
- **BNT323/DB-1303[5] (HER2) – 2L+ endometrial cancer – NEW

Phase 3

- BNT316/ONC-392 (gotistobart)[4] (CTLA-4) – anti-PD-1/PD-L1 experienced NSCLC – NEW
- BNT323/DB-1303[5] (HER2) – 2L+ HR+, HER2-low met. breast cancer – NEW

Legend: mRNA; Cell therapy; Next generation IO; ADCs; Small molecules

1. Partnered with Genentech, member of Roche Group; 2. Partnered with Regeneron; 3. Partnered with Genmab; 4. Partnered with OncoC4; 5. Partnered with DualityBio; 6. Partnered with MediLink Therapeutics.
*Two phase 1/2 clinical trials in patients with solid tumors are ongoing in combination with immune checkpoint inhibitor +/- chemotherapy. ** Phase 2 expansion cohort of Ph1/2 trial (NCT05150691).
NSCLC = non-small cell lung cancer; mCRPC = metastatic castration resistant prostate cancer; HPV = human papillomavirus; PDAC = pancreatic ductal adenocarcinoma; CRC = colorectal cancer; CLDN = claudin; IL = interleukin; 1L = first line; R/R = relapsed/refractory; HER2/HER3 = human epidermal growth factor 2/3; sLeA = sialyl-Lewis A antigen; TROP2 = tumor-associated calcium transducer 2.

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BIONTECH

Making Progress Towards Submissions for Regulatory Approvals in Oncology 13 1. Partnered with OncoC4; 2. Partnered with DualityBio; 3. Partnered with Genentech, member of the Roche group; 4. Partnered with Genmab; 5. Partnered with Biotheus. PD-1 =programmed cell death protein 1; HER2 = human epidermal growth factor receptor 2; HR = hormone receptor; NSCLC = non-small cell lung cancer; PDAC = pancreatic ductal adenocarcinoma; CRC = colorectal cancer, HNSCC = head and neck squamous cell carcinoma; HPV = human papillomaviruses. Plans for at least six programs in 10+ potentially pivotal trials by end of 2024 Select ongoing mid- to late-stage trials Mid- to late-stage trials planned in 2024 & beyond BNT323/DB-13032 BNT211 BNT311/GEN1046 (acasunlimab)4 Autogene cevumeran/BNT1223 BNT327/PM80025 BNT316/ONC-392 (gotistobart)1 anti-PD-1/PD-L1-experienced NSCLC BNT323/DB-13032 HR+, HER2-low met. breast cancer Autogene cevumeran/BNT1223 Adj. PDAC, + atezolizumab + mFOLFIRINOX Autogene cevumeran/BNT1223 Adj. CRC BNT113 PDL-1+, HPV16+ HNSCC, + pembrolizumab Phase 3 Phase 3 Phase 2 Phase 2 Phase 2 Phase 3 Phase 3 Phase 3 Phase 2 Phase 2 Plan to have 10+ potentially registrational trials starting in 2024 and beyond

ADC Portfolio Constructed with Thoughtful Considerations

Expression level by indication[1]

Target	NSCLC	SCLC	HER2+ BC	HR+ BC	TNBC	CRC	Gastric	Ovarian	PDAC	HNSCC	Prostate
HER2	Medium / Low	Very low / No-expression	High	Medium / Low	Medium / Low	Medium / Low	Medium / Low	High	Medium / Low	Medium / Low	Very low / No-expression
TROP2	High	High	Medium / Low	High	High	Medium / Low	Medium / Low	Medium / Low	Medium / Low	Medium / Low	High
B7-H3	High	High	Medium / Low	Medium / Low	Medium / Low	Medium / Low	Medium / Low	High	Medium / Low	High	High
HER3	Medium / Low	Very low / No-expression	High	High	High	High	High	Medium / Low	Medium / Low	Medium / Low	Medium / Low

High | Medium / / Low | Very low / No-expression

Target	Program	Stage (Ph1/2 – Ph2 – Ph3)	Indications	Partner
HER2	BNT323/DB-1303[2]	Ph3	HR+ HER2-low mBC	DualityBio
		Ph2	HER2-expressing mEC, 2L+	
		Ph1/2	Solid tumors with HER2 expression	
TROP2	BNT325/DB-1305[2]	Ph1/2	Solid tumors	DualityBio
B7H3	BNT324/DB-1311[2]	Ph1/2	Solid tumors	DualityBio
HER3	BNT326/YL202[3]	Ph1/2	Solid tumors	MediLink[3]

Advanced asset on path to registration

- BNT323/DB-1303[2] in multiple pivotal studies

Unique indication selection strategy

- Four clinical stage ADCs with broad, yet minimal overlapping, indication opportunities
- Innovative trial designs planned to open leapfrog path
- Fast-follower potential in large indications

Wider therapeutic window may enable novel combinations in earlier lines

- ADC combinations that are based on non-overlapping tumor antigens and different payload MoAs

1. RNAseq data from AACR Project GENIE; 2. Partnered with DualityBio; 3. The completion of the agreement with MediLink is subject to customary closing conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act.
ADC = antibody-drug conjugate; MoA = mode of action; HR = hormone receptor; HER2/3 = human epidermal growth factor receptor 2/3; TROP2 = trophoblast cell-surface antigen; (N)SCLC = (non-)small cell lung cancer; BC = breast cancer; TNBC = triple-negative breast cancer; CRC = colorectal cancer; PDAC = pancreatic ductal adenocarcinoma; HNSCC = head and neck squamous cell carcinoma; EC = endometrial cancer.

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BIONTECH

BNT323/DB-1303[1]: A HER2 ADC with a Potentially Differentiated Profile

BNT323/DB-1303 is a 3rd generation ADC

- A humanized anti-HER2 IgG1 monoclonal antibody
- A proprietary DNA topoisomerase I inhibitor
- A maleimide tetrapeptide-based cleavable linker


DAR of ~8
Humanized anti-HER2 IgG1 mAb

- Cysteine residue
- Linker-payload

Mode of action


Targeted Cytotoxicity
1. ADC binds to antigen
ADC
Target antigen
2. Internalization of the ADC complex by endocytosis
3. Payload released after linker cleavage
4. Cytotoxic effect by payload in the nucleus
ADC
Bystander killing effect
A. Release of drug payload after antigen binding before internalization
B. Release of drug payload into the intercellular space due to high drug membrane permeability
Bystander cell

Adapted from Coleman N.et al. npj Precis. Onc. 2023

Preclinical Data

Lin S. et al. Abstract #252. Presented at EORTC-NCI-AACR in 2022 & data on file.

- Superior in vitro plasma stability in human plasma
- Sustained tumor-selective drug release in tumor-bearing mice
- Rapid systemic clearance in monkeys
- Potent anti-tumor effect in both HER2 positive and HER2 low tumor models with a wide therapeutic window
- Induces dose-dependent tumor growth inhibition and tumor regression
- Toxicity studies[2] in monkeys show improved toxicity profile compared to published profile of DS-8201[2]

Stable linker and fast clearance may contribute to the improved toxicity profile of BNT323/DB-1303[1]

1. Partnered with DualityBio; 2. DS-8201 is an in-house produced analog of trastuzumab deruxtecan.
ADC = antibody-drug conjugate; HER2 = human epidermal growth factor receptor 2; IgG1 = Immunoglobulin 1; DAR = drug antibody ratio; mAb = monoclonal antibody.

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BIONTECH

First-in-Human Trial with BNT323/DB-1303[1] in Patients with Advanced HER2-Expressing Solid Tumors

Phase 1/2a trial design (NCT05150691), multicenter, non-randomized, open-label

Moore K. et al. Presented at ASCO 2023. Abstract #3023.

Inclusion criteria

- Pretreated advanced or metastatic solid tumors
- Histologically confirmed HER2-positive or HER2-expressing cancers
- Previous systemic therapies
- ECOG PS 0-1
- Adequate organ function

Part 1: Dose escalation (n=88 patients)

(HER2 IHC 3+, IHC 2+, IHC 1+ or ISH +, or HER2 amplification and mutation by NGS)

- 12.0 mg/kg
- 10.0 mg/kg
- 8.0 mg/kg
- 7.0 mg/kg
- 6.0 mg/kg
- 4.4 mg/kg
- 2.2 mg/kg

RP2D/ MTD

(RP2D=8 mg/kg)

Part 2a: Dose expansion cohorts (n=165 patients)

- Trastuzumab-treated HER2+ (IHC3+, IHC2+/ISH positive) gastric or gastroesophageal junction adenocarcinoma, esophageal carcinoma and CRC
- Both HER2 overexpression and HER2 low (IHC3+,2+,1+ or ISH positive) endometrial carcinoma, including UC and USC
- HR+/HER2 Low (IHC2+ /ISH negative, or IHC1+) breast cancer
- HER2+ (IHC3+, IHC2+/ISH positive) breast cancer
- NSCLC with activating HER2 mutation
- HER2+ or HR+/HER2-low breast cancer with treatment failure of trastuzumab deruxtecan (HER2+ BC; HR+/HER2-low BC)

Key endpoints

Safety, tolerability, pharmacokinetic, preliminary anti-tumor activity at the selected MTD/RP2D

Status

First patient in: Jan 2022
Trial ongoing

1. Partnered with DualityBio.
HER2 = human epidermal growth factor 2; IHC = immunohistochemistry; ISH = in-situ hybridization; NGS = next-generation sequencing; HR = hormone receptor; CRC = colorectal cancer; UC = uterine carcinosarcoma, USC = uterine serous carcinoma NSCLC = non-small cell lung cancer; BC = breast cancer, RP2D = recommended phase 2 dose; ECOG = Eastern Cooperative Oncology Group; MTD = maximum tolerated dose; .

16

BIONTECH

First Clinical Data for BNT323/DB-13031 Demonstrated Antitumor Activity in Heavily Pretreated HER2-Expressing Breast Cancer Patients 17 1. Partnered with DualityBio. HER2 = human epidermal growth factor receptor 2; HR = hormone receptor; ORR = objective response rate; DCR = disease control rate; FIH = first in human; IHC = immunohistochemistry; ISH = in-situ hybridization.. BNT323/DB-13031 was well-tolerated and all adverse events were manageable Results supported the initiation of a pivotal phase 3 study evaluating BNT323/DB-13031 in HR+/HER2 low br ast c ncer ORR, % DCR, % HER2+ breast cancer (n=26) 50 96.2 HER2 low breast cancer (n=13) 38.5 84.6 Anti-tumor activity in heavily pretreated HER2-expressing breast cancer patients Phase 1/2a FIH study (NCT05150691): Clinical activity and safety Adapted from Moore K. et al. Presented at ASCO 2023. Abstract #3023. B e s t c h a n g e f ro m b a s e li n e ( % ) IS H + IS H + IS H + IS H + IS H + IS H + 3+1+ 2+HER2 IHC Status: -100 -50 0 50 100 4.4 mg/kg 7 mg/kg6 mg/kg 8 mg/kg Best response across HER2 expression levels and dose levels

BNT323/DB-1303[1] May Have Potential to Establish a New SoC for Chemotherapy-Naïve, HR+/HER2-Low Patients with Breast Cancer

Total diagnosed breast cancer patients in U.S., UK, EU4 and Japan: ~708K[2-5]

HR+/HER2-negative (70%[6] of total breast cancer patients)

HR+/HER2-low (60%[67] of HR+/HER2-neg breast cancer patients)

Relevant patient population: Advanced/unresectable, recurrent HR+/HER2-low breast cancer (~95K)

Potential future treatment algorithm for patients with adv./met. breast cancer

1L: Endocrine therapy (ET) +/- CDK4/6 inhibitor (~90%) *or* Chemotherapy

~60% of patients with met. breast cancer progress to 2L[8]

2L+:
- HER2-directed drug candidates in HR+/HER2-low mBC chemotherapy naïve patients: BNT323/DB-1303[1]; Trastuzumab-Deruxtecan
- *or* ET therapy/ chemotherapy
- ET therapy/chemotherapy

3L+: Trastuzumab-Deruxtecan

■ Subject to regulatory approval

1. Partnered with DualityBio; 2. American Cancer Society (ACS) 2023 Report; 3. Globocan – Cancer Tomorrow; 4. Cancer.net ASCO; 5. SEER*Stat Research Tool; 6. Putnam Expertise, KOL inputs from SMARTANALYST Syndicated Insights Report and triangulation from published literature; 7. Burstein et al., NEJM 2020; 2557-2570 8. Market Research, data on file.
SoC = standard of care; ET = endocrine therapy; HR = hormone receptor; HER2 = human epidermal growth factor receptor 2; CDK4/6 = cyclin-dependent kinase 4/6; 1/2/3L = first/second/third line; mBC = metastatic breast cancer; EU4 = includes Germany, France, Italy and Spain.

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BIONTECH

Data Supporting Efficacy of BNT323/DB-13031 Facilitates Path to a Potential Registration in HER2-Expressing Endometrial Cancer Patients 19 1. Partnered with DualityBio. HER2 = human epidermal growth factor receptor 2; FIH = first in human; IHC = immune histo chemistry test; ORR = objective response rate; DCR = disease control rate; ISH = In situ hybridization. Phase 1/2a FIH study (NCT05150691): Clinical Efficacy Moore K. et al. Presented at ESGO 2023. Abstract # 430 Responsea Dose Escalation Dose Expansion Total (n=17)b 7 mg/kg (n=4)b 8 mg/kg (n=4)b 8 mg/kg (n=9)b Unconfirmed ORR, n (%) 2 (50.0) 4 (100) 4 (44.4) 10 (58.8) Confirmed ORR, n (%) 1 (25.0) 3 (75.0) 0 4 (23.5) Pending confirmation ORR, n (%) 1 (25.0) 1 (25.0) 4 (44.4) 6 (35.3) Unconfirmed DCR, n (%) 4 (100) 4 (100) 8 (88.9) 16 (94.1) a By investigator. b Response-evaluable subjects, which includes subjects with ≥1 postbaseline overall response. B e s t c h a n g e f ro m b a s e li n e ( % ) ISH+ ISH+ ISH+ ISH+ ISH+ # Subject 30 0 -30 -60 -90 Dose level 7 mg/kg 8 mg/kg 1+ 2+ 3+HER2 IHC status • HER2 tumor expression of IHC 1, 2 and 3+: 31%, 41% and 25%, respectively • Patients received median 2 lines of prior treatment for the metastatic disease • ~60% of patients had received prior immunotherapy, ~38% prior anti-HER2 antibody • Clinical response observed across different HER2-expression levels, including IHC 1+ tumors

BNT323/DB-1303[1] Offers the Potential to Establish a New SoC for Patients with HER2-Expressing Endometrial Cancer

Total diagnosed endometrial cancer patients in US, UK, EU4 and Japan: ~130K[2]

Relevant patient population: Advanced/unresectable, recurrent Stage IV (~50K)

Potential future treatment algorithm for patients with adv./met. endometrial cancer[3]

	MSS/MMR proficient		MSI-H/MMR deficient		HER2-positive
1L	Chemotherapy combo (+/- bevacizumab)	or	ICI + chemotherapy*	or	Trastuzumab + chemotherapy (for HER2+ USC, carcinosarcoma)
	~40 % progress and receive 2L therapy[1]				
2L+	Anti-PD-1 +/- Lenvatinib** — ORR: 30% mPFS: 6.6 mo mOS: 17.4 mo[4]	or	Chemotherapy (+/- bevacizumab) — ORR: 15%; mPFS: 3.8 mo; mOS: 12.0 mo[5]	or	HER2-directed drug candidates in mEC: BNT323/ DB-1303; Trastuzumab-Deruxtecan***

Subject to regulatory approval

1. Partnered with Duality Bio; 2. CancerMPact® Treatment Architecture Endometrial; U.S. and EU5 v1.1; 3. NCCN guidelines® Version 1.2024; 4. Makker V et al. NEJM. 2022; 5. Keytruda PI: https://www.merck.com/product/usa/pi_circulars/k/keytruda/keytruda_pi.pdf.

SoC = standard of care;; HER2 = human epidermal growth factor receptor 2; 1L = first line; 2L+ = second line and beyond; EU4 = includes Germany, France, Italy and Spain; MSS/MSI = microsatellite in/stability; MMR = mismatch repair; PD-1 = programmed cell death protein 1; EC = endometrial cancer; * Dostarlimab approved in patients with MSI-H/dMMR tumors. NCCN guidelines recommend dostarlimab or pembrolizumab + chemotherapy irrespective of MMR status; ** pMMR tumors: pembrolizumab+lenvatinib, MSI-H/dMMR tumors pembroliumab or dostarlimab monotherapy; ***NCCN guidelines recommend Trastuzumab Deruxtecan for HER2-positive tumors (IHC 3+ or 2+).

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First Wave of Potential Oncology Launches From 2026 Onwards Could Include:

- Diverse MoAs
- Validated & new targets
- Mix of partnered and proprietary programs

Product candidate	BNT323/ DB-1303[1]	BNT316/ ONC-392 (gotistobart)[2]	BNT327/ PM8002[3]	BNT211	BNT311/ GEN1046 (acasunlimab)[4]
Target	HER2	CTLA-4	VEGF-A x PDL-1 VHH	CLDN6	PD-L1 x 4-1BB



We believe we have multiple shots on goal, and that our in-licensed assets are starting to contribute to value creation and towards de-risking our pipeline

1. Partnered with DualityBio; 2. Partnered with OncoC4; 3. Partnered with Biotheus; 4.. Partnered with Genmab
MoA = mode of action; HER2 = human epidermal growth factor 2; CTLA-4 = cytotoxic T-lymphocyte-associated protein 4; PD1 = programmed cell death protein 1; CLDN6 = claudin 6.

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3 Financial Results Jens Holstein, Chief Financial Officer

FY 2023 Key Financial Highlights1 23 1. Financial information is prepared and presented in Euros and numbers are rounded to millions and billions of Euros in accordance with standard commercial practice. 2. Consists of cash and cash equivalents of €11,663.7 million and security investments of €5,989.7 million, as of December 31, 2023. Profit before tax €3.83 €1.2bn €3.8 bn €17.7 bn Total revenues Diluted EPS Total cash plus security investments2

FY 2023 Revenues and Cash plus Security Dynamics 24 13,9 17,72 YE 2022 YE 2023 +27% FY 2023 revenues reduced by significant write-downs Cash plus security investments grew in 20233 4,7 3,8 0,9 FY 2023 revenues without reflection of write-downs4 FY 2023 write-downs FY 2023 revenues (in billions €)1 1. Numbers have been rounded, numbers presented may not add up precisely to the totals and may have been adjusted in the table context. 2. Consists of cash and cash equivalents of €11,663.7 million and security investments of €5,989.7 million, as of December 31, 2023. 3. Contractual settlement of the gross profit share has a temporal offset of more than one calendar quarter and even has an additional time lag between the recognition of revenues and the payment receipt for gross profit of subsidiaries outside the United States. 4. Inventory write-downs and other charges identified on the collaboration partner Pfizer’s side, jointly referred to as write-downs, are reducing Pfizer’s gross profit, hence BioNTech’s revenues. (in billions €)1

Q4 and FY 2023 Financial Results

(in millions €, except per share data)[1]	Three months ended December 31		Years ended December 31	
	2023	2022	2023	2022
Commercial revenues[2]	1,478.9	4,271.3	3,815.5	17,194.6
Research & development revenues	0.1	7.0	3.5	116.0
Total revenues	1,479.0	4,278.3	3,819.0	17,310.6
Cost of sales	(179,1)	(183.5)	(599.8)	(2,995.0)
Research and development expenses	(577.8)	(509.8)	(1,783.1)	(1,537.0)
Sales and marketing expenses	(18.0)	(14.6)	(62.7)	(59.5)
General and administrative expenses	(124.3)	(119.9)	(495.0)	(481.7)
Other operating income less expenses[3]	(53.6)	(157.6)	(188.0)	405.3
Operating income	526.2	3,292.9	690.4	12,642.7
Finance income less expenses	137.0	(120.3)	495.7	311.4
Profit before tax	663.2	3,172.6	1,186.1	12,954.1
Income taxes	(205.3)	(893.9)	(255.8)	(3,519.7)
Profit for the period	457.9	2,278.7	930.3	9,434.4
Earnings per share				
Basic profit for the period per share	1.91	9.38	3.87	38.78
Diluted profit for the period per share	1.90	9.26	3.83	37.77

1. Numbers have been rounded, numbers presented may not add up precisely to the totals and may have been adjusted in the table context. Presentation of the consolidated statements of profit or loss has been condensed.
2. BioNTech's profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed on March 20, 2024. Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively.
3. Adjustments to prior-year figures relate to costs for external legal advice in connection with certain legal litigations from general and administrative expenses to other operating expense to reflect changes in the internal reporting also in the external reporting.

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FY 2023 Guidance vs. Actuals[1]

		Updated Guidance Nov 2023	FY 2023 Actuals
FY 2023 COVID-19 vaccine revenues	BioNTech COVID-19 vaccine revenues	**~ €4 bn**	**€3.8 bn**
FY 2023 expenses and capex	R&D expenses[2]	**€1,800 –** 2,000 m	**€1,783 m**
	SG&A expenses[3]	**€600 –** 650 m	**€558 m**
	Capital expenditure for operating activities	**€200 –** 300 m	**€276 m**
FY 2023 tax assumptions	BioNTech Group estimated annual cash effective income tax rate	~ 21%	21.6%

1. Numbers reflect current base case projections and are calculated based on constant currency rates. Excluding external risks that are not yet known and/or quantifiable, including, but not limited to, the effects of ongoing and/or future legal disputes or related activity.
2. Numbers include effects identified from additional in-licensing arrangements, collaborations or potential M&A transactions to the extent disclosed and are subject to update due to future developments.
3. Excluding costs for external legal advice in connection with certain legal litigations recorded in other operating expense. Guidance does not include and may be impacted by potential payments resulting from the outcomes of ongoing or future legal disputes or related activity, such as judgments or settlements.

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2024 Financial Year Guidance[1]

		FY 2024 Guidance
FY 2024 revenues	Total revenues	**€2,500 – €3,100 m**
FY 2024 expenses, operating income and capex[4]	R&D expenses[2]	**€2,400 – €2,600 m**
	SG&A expenses[3]	**€700 – €800 m**
	Capital expenditure for operating activities	**€400 – €500 m**

Revenue guidance considerations:

Top-line sensitivity mainly dependent on the following factors

- Vaccination rates and price levels in markets where significant Comirnaty sales are expected
- Inventory write-downs
- Anticipated revenues related to service businesses, including InstaDeep, JPT Peptide Technologies, IMFS and from the German pandemic preparedness agreement

1. Excluding external risks that are not yet known and/or quantifiable, including, but not limited to, the effects of ongoing and/or future legal disputes or related activity.
2. Numbers include effects identified from additional in-licensing arrangements, collaborations or potential M&A transactions to the extent disclosed and are subject to update due to future developments.
3. Anticipated expenses related to external legal advice in connection with legal litigations is not reflected in SG&A but in other operating expenses for the 2024 financial year. Guidance does not include and may be impacted by potential payments resulting from the outcomes of ongoing or future legal disputes or related activity, such as judgments or settlements.
4. The Company does not expect to report a positive net income figure for the 2024 financial year and expects the majority of our 2024 global revenues for Comirnaty to be recorded in the second half of the year.

IMFS = BioNTech's Innovative Manufacturing Services

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Profitable COVID-19 Vaccine Business supports Investment in Growth Drivers

COVID-19 Vaccine Business – major value contributor	Innovative Oncology Pipeline – potential future value driver
FY 2023 • Revenue of €3.8 bn • Gross Profit of €3.2 bn • COVID-19 associated R&D costs ~ €0.3 bn • S&M costs < €0.05 bn • COVID-19 vaccine business with lean cost structure expected to generate positive cash flows going forward	• Aiming for 10+ potentially registrational trials ongoing by the end of 2024 • First potential oncology launch estimated for 2026 • Diversified clinical pipeline offers multiple potential growth opportunities for the years to come

COVID-19 vaccine franchise and innovative oncology pipeline driving long-term value creation

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4 Strategic Outlook Ryan Richardson, Chief Strategy Officer

5 active non-COVID ID clinical programs 10+ potentially registrational trials expected by YE 2024 Cash position Respiratory vaccine franchise Oncology pipeline Infectious diseases pipeline Strategic Vision for 2030 30 1. Consists of €11,663.7 million cash and cash equivalents and €5,989.7 million security investments, as of December 31, 2023. YE = year end; ID = infectious disease; €17.7 bn cash1 Market-leading COVID-19 vaccine Expanding late-stage pipeline Early-stage pipeline Maintain strong balance sheet Multi-vaccine portfolio Multiple commercial products and additional late-stage candidates First approved products and late-stage pipeline YE 2023 2030 Vision Key value drivers Long-term growth from diversified, cashflow-generating multi-product portfolio Cashflow generating

Investing in Our Oncology Growth Through 2030 31 Impact Yearly oncology launches planned from 2026 onwards Goal of 10 indication approvals in oncology by 2030 Aiming for 10+ potentially registrational trials by end of 2024 Multiple clinical updates planned for 2024 2024Mid- and late-stage programs BNT323/DB-13031 BNT316/ONC-392 (gotistobart)2 BNT311/GEN1046 (acasunlimab)3 BNT327/PM80024 autogene cevumeran/BNT1225 BNT113 BNT211

Save the date Annual General Meeting May 17, 2024 Innovation Series: Digital & AI October 1, 2024 Innovation Series November 14, 2024

Thank you

Appendix

Advancing our Pipeline: Select Data Milestones in 2024

	Program	Indication	Targeted Milestone
Oncology	BNT311/GEN1046 (acasunlimab)[1]	R/R met. NSCLC, +/- pembrolizumab	Phase 2 data
	BNT312/GEN1042[1]	Multiple solid tumors	Ph1/2 expansion cohort data
	BNT316/ONC-392 (gotistobart)[2]	Multiple solid tumors	Ph1/2 expansion cohort data
	BNT323/DB-1303[3]	Multiple solid tumors	Ph1/2 expansion cohort data
	BNT325/DB-1305[3]	Multiple solid tumors	Ph1/2 data
	BNT327/PM8002[4]	Multiple solid tumors	Phase 2 data
Infectious Disease	BNT162b2[5]	COVID-19, Omicron XBB.1.5 monovalent vaccine	Phase 2/3 data
	BNT167[5]	Shingles	Phase 1 trial update

1. Partnered with Genmab; 2. Partnered with OncoC4; 3. Partnered with DualityBio; 4. Partnered with Biotheus; 5. Partnered with Pfizer.
NSCLC = non-small cell lung cancer, R/R = relapsed/refractors.

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